K&L Gates llp 1601 K Street NW Washington, DC 20006-1600 t 202.778.9000 www.klgates.com
August 25, 2011
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Calamos Global Total Return Fund
333-174431
811-21547
Dear Mr. Greene:
     This letter responds to your comment letter post-marked July 20, 2011 (the “Letter”) regarding the registration statement filed on Form N-2 by Calamos Global Total Return Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.
     The revisions to the prospectus, prospectus supplements and statement of additional information responding to these comments were included in Pre-Effective Amendment no. 1 to the registration statement, which also updates various financial data of the fund as shown in the financial statements contained in the Fund’s semi-annual report to shareholders.
General
1.	Comment: Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, reformat disclosures appearing in all capital letters under the caption “Certain Federal Income Tax Matters.” Please use a different means to make the disclosure prominent. (e.g., bold). Indent the last two bullet points of the discussion in the fourth paragraph under the caption “Prospectus Summary — Dividends and Distributions on Common Shares” following the bullet which states “an offering other than those described above, unless, with respect to such other offering.” Lastly, delete the redundant statement in the first paragraph of the discussion captioned “Prospectus Summary — Investment Policies” regarding the Fund’s investment of its managed assets in foreign issuers.

Mr. Larry Greene
August 25, 2011

Response: We have amended the registration statement in accordance with the staff’s comments, with the exception of the comment regarding deleting the redundant statement in the first paragraph of the discussion captioned “Prospectus Summary — Investment Policies.” We believe that there are no redundant statements in such paragraph and that any combination of sentences would lead to a less clear presentation, contrary to the Commission’s plain English requirements. Consequently, we respectively decline to alter such paragraph.

2.	Comment: In light of disclosure regarding the Fund’s contemplated investments in derivative instruments, confirm that the Fund’s derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: Understood. We have added the following disclosure to “Prospectus Summary Investment Policies — Other Securities:”
The Fund’s derivative activities are principally focused on the following derivatives: interest rate swaps, convertible securities, synthetic convertible securities, options on individual securities, index options and forward currency exchange contracts. However, the Fund reserves the right to invest in other derivative instruments to the extent it is consistent with the Fund’s investment objective and restrictions.
We believe that the nature and potential risks of each of the Fund’s derivative instruments is sufficiently disclosed in accordance with the July 30, 2010 Investment Company Institute letter.

3.	Comment: Disclosure sub-captioned “Risks Factors — Recent Market Events” contains a discussion of the recent market turmoil. In light of the continuing economic issues in Europe involving Greece and Portugal, among other European countries, and the impact that may have on our domestic economy, please enhance the disclosure accordingly.

Response: We have revised the disclosure in accordance with the staff’s comments as follows:
In the recent past, domestic and international markets have experienced acute turmoil due to a variety of factors, including economic unrest in Greece,

Mr. Larry Greene
August 25, 2011

Spain, Ireland, Portugal and other European Union countries. This turmoil resulted in unusual and extreme volatility in the equity and debt markets, in the prices of individual securities and in the world economy. In addition, many governments throughout the world responded to the turmoil with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or quick reversal of these policies could increase the volatility in the equity and debt markets. These market conditions and continuing economic risks could have a significant effect on the domestic and international economies, and could add significantly to the risk of short-term volatility in the Fund.
4.	Comment: The Amended and Restated Agreement and Declaration of Trust, in Article V, states that: “All Shares issued hereunder shall be fully paid and non-assessable.” However, Article VIII provided that: “The Trustees shall have the power, as frequently as they may determine, to cause each Shareholder, or each Shareholder of any particular Series, to pay directly, in advance or arrears, for charges of the Trust’s custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder.” Disclosure in the SAI under the caption “Additional Information Concerning the Agreement and Declaration of Trust” reiterates the above provision. Please disclose in the prospectus that the Fund will not make an assessment without prior approval of the staff.

Response: We acknowledge the staff’s comment regarding Article VIII of the Fund’s Agreement and Declaration of Trust (the “Trust Agreement”). We note that, as a threshold matter, the Fund continues to believe that its Commons Shares are fully paid and non-assessable upon issuance, and that the provision of the Trust Agreement referenced above is not in the nature of an assessable stock.

As the staff notes, the Fund currently discloses this provision of its Trust Agreement on page S-51 of its Statement of Additional Information. The Fund discloses further that it “has no present intention of relying on this provision of the Agreement and Declaration of Trust and would only do so if consistent with the 1940 Act or the rules and regulations or interpretations of the SEC thereunder.” The Fund respectfully submits that this statement inherently contemplates further discussions between the Fund and the staff prior to such an implementation, and that the current disclosure is sufficient.

The Fund respectfully declines to make a broad statement that the Fund “will not make an assessment without the prior approval of the Staff.” The concept of “approval” necessarily implies the power to take formal, official action. We are

Mr. Larry Greene
August 25, 2011

unaware of any provision of the Investment Company Act of 1940, or any of the other federal securities laws that would provide the Securities Exchange Commission, or its staff with the authority to take formal action on what is essentially a state corporate law matter. As a result, the Fund is concerned that by making the requested disclosure, the Fund will be foreclosed from implementing the provision of the charter document — assuming that such an implementation was ever necessary — because it will be impossible, as a matter of law, to obtain “approval” of the staff on such a matter.

We note that this is the approach that the Fund has previously discussed with the staff, and believes that this approach continues to be the most appropriate way to address the staff’s concerns.
Prospectus Cover
5.	Comment: Update the disclosure regarding the Fund’s last reported sale price referenced in the fourth paragraph.

Response: We have updated this information in accordance with the staff’s comments.

6.	Comment: Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(l) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response: We have revised this statement in accordance with the staff’s comments.
Prospectus
7.	Comment: Revise the second paragraph of the discussion captioned “Prospectus Summary — Dividends and Distributions on Common Shares” so as to delete the following indicated clause: “will be treated by a shareholder for federal income tax purposes as a ~~tax-free~~ return of capital”

Response: We have revised this statement in accordance with the staff’s comments.

8.	Comment: Revise the fee table discussion consistent with the following:
•	revise the second paragraph following the caption so as to state the information therein as a percentage of net assets,

Response: Based on the August 11, 2011 telephone discussion between Eric Purple and you, we are retaining the reference to managed assets in the second paragraph, because it more accurately reflects the percentage of debt as compared to the assets available to retire the debt. We hereby confirm that all of the amounts in

Mr. Larry Greene
August 25, 2011

the fee table are presented in terms of net assets, as indicated by the caption to the second column to the table and by footnote 3.

•	in light of each Fund’s planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 (June 20, 2006)), and

Response: Understood. We have updated the fee table accordingly.

•	lastly, the fee table is substantially blank as is certain other financial information elsewhere in the filing. We may have comments regarding that Information upon its inclusion in an amendment to this registration statement.

Response: We have reviewed the prospectus contained in the registration statement, and in particular have examined the fee table on page 16 of the prospectus. We note that all of the information contained in that prospectus is complete, with the exception of figures for sales load and offering expenses.

We note that the registration statement is intended to be a universal shelf offering that is designed to comply with Nuveen Virginia Premium Income Municipal Fund, SEC Staff No-Action Letter (Oct. 6, 2006) and America Prime Rate Trust, SEC Staff No-Action Letter (May 1, 1998). As a consequence, the registration statement contains certain information which will be completed by filing a prospectus supplement that contains the missing information (e.g., the sales load and offering expenses). In particular, the registration statement’s “form of” prospectus supplements for both preferred stock and debt contain a variety of blanks, as the information related to those securities has not yet been determined. These prospectus supplements are intended to provide the staff and investors with an understanding of the nature of the information that will be contained in a prospectus supplement as it might ultimately be used; there is no present intention of offering securities using the form-of prospectus supplements without first completing them and using either a preliminary or final version of the prospectus supplement as filed pursuant to Rule 497 under the Securities Act of 1933.
9.	Comment: The Discussion captioned “Risk Factors — Additional Risks to Common Shareholders” discloses that: “Certain types of borrowings may result in the Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base, and portfolio composition requirements . . . These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.” (Emphasis added.) Disclose the consequences of those stricter requirements on the operation of the Fund.

Response: We have revised the disclosure in “Risk Factors-Additional Risks to Common Shareholders — Leverage Risk” in accordance with the staff’s comment by adding the following statements:

Mr. Larry Greene
August 25, 2011

Currently, there are no portfolio composition requirements under the Agreement and related Lending Agreement. However, there are limits on which securities can be treated as pledged collateral for purposes of those agreements. Calamos does not anticipate that these covenants or restrictions will adversely affect its ability to manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies. Due to these covenants or restrictions, the Fund may be forced to liquidate investments at times and at prices that are not favorable to the Fund, or the Fund may be forced to forgo investments that Calamos otherwise views as favorable.
10.	Comment: Disclosure a little later in this section indicates that: “The Fund’s net asset value may be reduced immediately following this offering by the offering costs for common shares or other securities, which will be borne entirety by all common shareholders.” As applicable here, §23(b) of the 1940 Act states: No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount . . .” (Emphasis added.) The gross offering proceeds, less commissions, must equal the Fund’s net asset value. See General Public Service Corporation, (pub. avail. June 24, 1963). Reconcile the contemplated dilution with the statutory requirement.

Response: The Fund is aware of its responsibilities under Section 23(b). Page 58 of the prospectus, under the heading, “Description of Securities-Common Shares,” contains the following disclosure:
Other offerings of common shares, if made, will require approval of the Board of Trustees and will be subject to the requirement of the 1940 Act that common shares may not be sold at a price below the then-current net asset value, exclusive of underwriting discounts and commissions. Common Shares may be sold in one or more at the market offerings through sales on the NYSE at a price equal to or above NAV plus any underwriting discounts or sales commissions paid by the Fund to execute such sales.
We also note that there are other offering costs, outside of distribution commissions and discounts, such as legal, accounting and printing fees, that will be borne entirely by the common shareholders. Such offering costs do not fall under the scope of Section 23(b). In addition, Section 23(b) does not apply in the case that the Fund offers preferred shares or debt.

Mr. Larry Greene
August 25, 2011

* * * * *
     Finally, we note that your Letter requests that the Fund provide a letter making certain acknowledgements regarding its responsibilities for the adequacy and accuracy of the disclosures in its filings (i.e., a “tandy” response). The Fund will provided this response in separate EDGAR correspondence.
     We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 202.778.9220.
Very truly yours,
/s/ Eric S. Purple
Eric S. Purple
Enclosures

Copies (w/encl.) to:	J. Christopher Jackson Paulita A. Pike (firm)